Exhibit 99.8
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Russia: End of the Kharyaga Arbitration Process
Paris, December 7, 2005 – Total is pleased to announce the resolution, out of court and as a result of constructive negotiations with representatives of the Russian Federal Government and Administration of the Nenets Autonomous Region, of all issues in regards to the Kharyaga Production Sharing Contract which were the subject of an international arbitration in Stockholm.
Within this framework the Production Sharing Agreement Joint Committee, the managing body of the Kharyaga project consisting of representatives of the Federal Government, Nenets Autonomous Region Administration and partnered companies approved the relevant past annual work programs as well as past budgets and past cost recovery. As a result, the Russian Tax Authorities have revoked their tax claims.
Total is the operator of the field with a 50% participating interest along side Norsk Hydro also with a 40% interest, and the Nenets Oil Company with a 10% interest.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com